DM

S

18008905

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W 110th St., Suite 650
(No. and Street)

Overland Park (City) | Kansas (State) | 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Jackson (913) 912-5235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

700 West 47th St Suite 1100 (Address) | Kansas City (City) | MO (State) | 64112 (Zip Code)

SEC Mail Processing
DEC 04 2018
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC, as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/19

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC

Confidential Pursuant to Rule 17a-5 (c)(3)

Financial Statements

For the Years Ended September 30, 2018 and 2017

MHM

700 West 47th Street, Suite 1100 ▪ Kansas City, MO 64112
Main: 816.945.5600 ▪ Fax: 816.897.1280 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
CU Investment Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CU Investment Solutions, LLC (Company) as of September 30, 2018 and 2017, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. CU Investment Solutions, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under rule 15c3-1 and statement pursuant to rule 17a-5(d)(4), computation for determination of reserve requirements under rule 15c 3-3 of the Securities and Exchange Commission (SEC) and information relating to possession or control requirements under rule 15c 3-3 of the SEC (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of CU Investment Solutions, LLC financial statements. The supplemental information is the responsibility of CU Investment Solutions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2010.
November 28, 2018
Kansas City, Missouri

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2018 and 2017

	September 30, 2018	September 30, 2017
Assets		
Cash and cash equivalents	$ 505,491	$ 633,710
Investment securities, at Fair Value	1,226,256	1,228,218
Receivables:		
Commissions	8,305	14,171
Advisory fees	8,632	8,632
Other	3,794	791
Accrued interest	724	724
Total receivables	21,455	24,318
Other assets	47,471	42,863
Total Assets	$ 1,800,672	$ 1,929,109
Liabilities and Equity		
Liabilities		
Commissions payable	$ 52,053	$ 80,481
Deferred revenue	375,000	-
Accounts payable	34,376	14,296
Accrued expenses	218,656	204,037
Total Liabilities	680,085	298,814
Members' Equity		
Members' shares	800,000	800,000
Retained earnings	320,586	830,294
Total Members' Equity	1,120,586	1,630,294
Total Liabilities and Members' Equity	$ 1,800,672	$ 1,929,109

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Operations
For the years ended September 30, 2018 and 2017

		2018		2017
Revenue				
Commissions - corporate agent program	$	1,469,993	$	2,866,832
Commissions - financial product sales		512,415		464,473
Corporate platform fee		125,000		-
Advisory and other revenue		180,824		154,784
Unrealized loss on investment securities		(3,459)		(14,530)
Interest income		17,428		18,883
Total Revenue		2,302,201		3,490,443
Expenses				
Salaries and benefits		1,100,354		1,078,931
Commissions		1,112,257		2,066,481
Professional and outside services		304,816		294,972
Office occupancy and administration		93,052		93,597
Data processing		60,491		63,963
Memberships and registration fees		32,932		42,182
Travel		27,450		27,350
Insurance and other		80,556		69,159
Total Expenses		2,811,909		3,736,635
Net Loss	$	(509,708)	$	(246,192)

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Changes in Members' Equity
For the years ended September 30, 2018 and 2017

	Shares	Members' Shares	Retained Earnings	Total
Opening Balance, October 1, 2016	**90**	**$ 900,000**	**$ 1,076,486**	**$ 1,976,486**
Member Shares Returned	(10)	(100,000)	-	(100,000)
Net Loss	-	-	(246,192)	(246,192)
Ending Balance, September 30, 2017	**80**	**$ 800,000**	**$ 830,294**	**$ 1,630,294**
Net Loss	-	-	(509,708)	(509,708)
Ending Balance, September 30, 2018	**80**	**$ 800,000**	**$ 320,586**	**$ 1,120,586**

See accompanying notes to financial statements.

CU Investment Solutions LLC
Statements of Cash Flows
For the years ended September 30, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net Loss	$ (509,708)	$ (246,192)
Adjustments to reconcile net income to net cash used in operating activities:		
Net (accr) amort of (discounts)/premiums securities	(1,496)	(1,496)
Net change in unrealized loss on investment securities	3,458	14,530
Changes in operating assets and liabilities:		
Receivables from customers	5,866	16,558
Other receivables	(3,003)	17,010
Other assets	(4,609)	30,093
Commissions payable	(28,428)	(53,684)
Accounts payable and accrued expenses	34,701	3,222
Deferred Revenue	375,000	-
Net cash (used in) operating activities	(128,219)	(219,959)
Cash flows from financing activities:		
Distribution of Equity to Owner	-	(100,000)
Net cash used in financing activities	-	(100,000)
Net decrease in cash	(128,219)	(319,960)
Cash and cash equivalents, beginning of year	633,710	953,670
Cash and cash equivalents, end of year	$ 505,491	$ 633,710

See accompanying notes to financial statements.

1. Nature of Organization

CU Investment Solutions LLC (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.

The Company was incorporated in Kansas on December 21, 1988, and as of September 29, 2011 operated as a wholly owned subsidiary of U.S. Central Bridge Corporate Federal Credit Union. The Company was formed for the purpose of providing investment services to the corporate credit union network. In anticipation of a change in ownership, the Company converted from an incorporated entity to a single member limited liability company ("LLC") under the Kansas Revised LLC act on June 30, 2011.

On September 30, 2011 the Company was acquired by a group of corporate credit unions and continues to provide broker/dealer and investment advisory services to the corporate and natural person credit union sector.

The Company derives the majority of revenues and expenses from its relationships with its owner members and other corporate and natural person credit unions. Future revenues depend on the continued reliance of these entities on the Company for securities transaction processing and other services.

The Company clears all transactions for its customers on a fully-disclosed basis with a clearing broker-dealer, who carries all customers' accounts and maintains the related records. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform to accounting principles generally accepted in the United States ("GAAP") and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents represent funds on deposit at financial institutions. Share/deposit insurance at the natural person credit union is provided by the National Credit Union Share Insurance Fund ("NCUSIF"), a U.S. Government insurance fund for account balances up to $250,000. Cash and cash equivalents held on deposit at a natural person credit union exceeding insurance coverage was $190,902 in the operating accounts as of September 30, 2018.

Securities Transactions
Customer securities transactions, executed on a fully-disclosed basis by the Company's clearing broker-dealer, are recorded on a settlement-date basis, generally within two business days after trade date, with related transaction revenue recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the clearing broker-dealer, and as a result, the clearing broker-dealer will fail to deliver securities to the counterparty to the transaction. The Company's clearing broker-dealer promptly forwards securities upon receipt and settles cash when the securities are delivered.

Proprietary securities transactions, executed for the account and benefit of the Company, are recorded on a trade-date basis. As of September 30, 2018 and 2017, respectively, the Company held investment securities with a fair value of $1,226,256 and $1,228,218. The investment securities are recorded at fair value, with changes in fair value recorded in the statement of operations.

Interest and dividend income are accounted for on an accrual basis and included in net interest income. Direct trading expenses associated with proprietary security transactions are recorded when incurred, which is typically the trade-date.

Revenue recognition
Corporate agent program ("CAP") and financial product sales ("FPS") revenues represent payment for the execution of securities transactions on behalf of corporate and natural person credit union customers. Revenues are recognized on the date of execution (trade date). Substantially all revenue received is from related parties.

Advisory revenues represent fees paid by corporate customers for assistance with asset/liability management reporting and analysis of their investment strategies. Advisory revenues are recognized when earned, generally when the services are rendered. Amounts received in advance of the date services are provided are recorded as deferred revenue until earned. Some revenue received is from related parties.

In June 2018, the Company's Board approved a Corporate Platform fee to be charged to the owners annually based on level usage of the Company's broker/dealer platform for the period beginning July 1, 2018 and ending June 30, 2019. $500,000 of Platform Fees were received in July and August of 2018. The unamortized balance of the funds is recorded in Deferred Revenue and ratably recognized monthly at a straight-line monthly amount of $41,667 beginning July 2018 and ending June 2019. Platform Fee Revenue realized in 2018 was $125,000.

Income Taxes
The Company is treated for tax purposes substantially as a partnership and, accordingly, is not subject to federal or state income taxes.

3. Investment Securities

Investments securities at September 30, 2018 and 2017 were as follows:

	2018			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,239,630	-	(13,374)	1,226,256
	$ 1,239,630	$ -	$ (13,374)	$ 1,226,256

	2017			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Brokered Certificates of Deposit	1,238,133	-	(9,915)	1,228,218
	$ 1,238,133	$ -	$ (9,915)	$ 1,228,218

There were no realized gains due to no sales of securities during the year ended September 30, 2018 and 2017.

4. Fair Value Measurement

The Company follows Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. ASC 820 establishes a hierarchy for determining the fair value of financial and non-financial instruments. The hierarchy consists of three levels of valuations based on the evidence used to determine the fair value. ASC 820 requires that the highest level of valuation available be used based on market observable data. A "Level 1" valuation is a quoted market price for a particular (or identical) asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted market price (in an active market) is not available, but all significant inputs into the calculation of fair value represent data observable in an active

market. A valuation is considered "Level 3" when any significant component of the fair value calculation is based on data that is not observable in an active market, but rather is based on estimates by management or outside parties.

The following table presents the balances of investments measured at fair value as of September 30, 2018 and 2017:

	2018 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,226,256	-	1,226,256
	$ -	$ 1,226,256	$ -	$ 1,226,256

	2017 Fair Value Using			
	Level 1	Level 2	Level 3	Total Fair Value
Brokered Certificates of Deposit	-	1,228,218	-	1,228,218
	$ -	$ 1,228,218	$ -	$ 1,228,218

The fair value of certificates of deposits is estimated using third-party quotations as provided by our clearing firm, which applies commonly used pricing services and practices. These deposits are categorized in Level 2 of the fair value hierarchy.

5. Related Party Transactions

All of the member-owners of the Company currently utilize the CAP to facilitate marketable security transactions on behalf of their natural person credit union members resulting in revenues earned by the Company from a third party clearing broker-dealer and associated commissions paid to these member-owners.

As of September 30, 2018 and 2017, $52,053 and $78,911, respectively, in commissions payable to these member-owners was outstanding. Commissions paid to these member-owners during the years ended September 30, 2018 and 2017 were $1,004,472 and $1,928,667, respectively and are included in commissions in the accompanying statements of operations.

During the years ended September 30, 2018 and 2017, the Company recorded CAP, FPS and advisory revenues from member-owner activity totaling $2,005,209 and $3,331,522, respectively, including approximately 79 and 79.4 percent, respectively, from three member owners. Advisory services, specifically, asset-liability management ("ALM") reporting, are

supplemented with information processed pursuant to an agreement with a wholly-owned credit union service organization of a member-owner of the Company. Expenses in connection with this agreement are included in professional and outside services and totaled $71,224 and $75,399 for the years ended September 30, 2018 and 2017, respectively. The Company also had receivables from member-owners of $8,632 and $8,632 related to advisory services at September 30, 2018 and 2017.

As discussed previously, in June 2018, the Board approved a Corporate Platform fee may be charged to the owners annually based on usage of the Company. Platform Fee Revenue realized in 2018 was $125,000. The unamortized amount of related Deferred Revenue is $375,000 as of September 30, 2018.

6. Income Taxes

At September 30, 2018 and 2017, the Company believes it has retained its' non-taxable status, and therefore does not have any significant uncertain tax positions which did not meet the more likely than not measurement threshold. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. The Company is no longer subject to income tax examinations in significant jurisdictions for years before 2015.

7. Retirement Plan

The employees participate in a defined contribution retirement plan sponsored by the Company. Under the terms of the plan, employees of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. The Company matches 100% of the first 3% of the salary of the participant and an additional 50% of the next 2% of the salary of the participant. The employer matching contributions vest immediately. In addition, the Company may make discretionary profit sharing contributions, which are 100% vested when the employee reaches four years of service. The Company contributed a total of $69,193 and $65,429 to the plan during the years ended September 30, 2018 and 2017, respectively.

As of June 16, 2016 a new deferred compensation agreement went into effect with an Executive of the Company. If the Executive is still employed with the company a $75,000 bonus will be paid out June 16, 2019. As of December 20, 2016 a retroactive agreement starting in October 1, 2016 went into effect for another Executive of the Company. If the Executive is still employed with the company a $45,000 bonus will be paid out September 30, 2019. Compensation expense recorded for the years ended September 30, 2018 and 2017 pursuant to these arrangements totaled $40,000 and $40,000, respectively.

8. Business Risks and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of September 30, 2018, did not have a material adverse effect on the financial statements of the Company.

As of September 30, 2018 and 2017, the Company provided its transaction and advisory services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with corporate credit unions, including primarily its member-owners and their natural person credit union members.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships and a variety of other matters. Additionally during the ordinary course of business the Company may be subjected to fines imposed by regulatory agencies. While the Company cannot predict the outcome of its pending regulatory and legal matters with certainty, the Company does not believe any currently identified claim, proceeding or litigation, either individually or in aggregate, or regulatory fines will have a material impact on the Company's results of operations, financial position or cash flows.

9. Commitments

Effective September 16, 2011, the Company entered into an operating lease agreement for its main operations which requires monthly lease payments ranging from approximately $4,100 to $4,300 through October 31, 2016. December 31, 2015 an amendment was signed to extend the lease agreement through October 31, 2019 which requires monthly lease payments ranging from approximately $4,300 to $4,320. The related lease expense of $54,266 and $54,213 for the years ended September 30, 2018 and 2017, respectively, is included in office occupancy and administration expense.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At September 30, 2018, the Company had net regulatory capital of $1,039,203, which was $939,203 in excess of the required net capital of $100,000. At September 30, 2017, the Company had net regulatory capital of $1,535,868, which was $1,435,868 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net regulatory capital for the Company is not permitted to exceed 15 to 1. As of September 30, 2018 the ratio of aggregate indebtedness to net capital for the Company was .65 to 1. As of September 30, 2017, the ratio was .19 to 1.

11. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers." The comprehensive new revenue recognition standard will supersede all existing revenue recognition guidance. The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard creates a five-step model for revenue recognition that requires companies to exercise judgment when considering contract terms and relevant facts and circumstances. The five-step model includes (1) identifying the contract, (2) identifying the separate performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations and (5) recognizing revenue when each performance obligation has been satisfied. The standard also requires expanded disclosures surrounding revenue recognition. The standard is effective for annual reporting periods beginning on or after December 15, 2017, and interim reporting periods within annual reporting periods beginning after December 15, 2018. The Company has assessed the impact of this standard and does not expect it to have a material impact on its financial condition, results of operations or cash flows.

In February 2016, the FASB issued Accounting Standards Update 2016-02, "Leases (Topic 842)." This update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This standard will require the Company to recognize our current office space operating lease as both an asset and offsetting liability on the balance sheet. The standard is effective for reporting periods beginning after December 15, 2018.

12. Return of Member Capital

On October 1, 2016 Mid-Atlantic and First Carolina Corporate merged with First Carolina Corporate the surviving entity. First Carolina Corporate then changed the name to Vizo Financial as of November 16, 2016. With this change of ownership, Vizo management decided to end their relationship with the Company as of September 15, 2017. As part of the separation the Company decided to return the original capital contribution of $100,000. There is no

agreement requiring the Company to return original capital or any share of the retained earnings.

13. Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events through November 28, 2018, which is the date these financial statements were available to be issued.

Supplementary Information

CU Investment Solutions LLC
Schedule I
Computation of Net Capital Under Rule 15c 3-1 and Statement Pursuant to Rule 17a-5(d)(4)
September 30, 2018

		2018
Total Equity	$	1,120,586
Non-Allowable Assets:		
Advisory fees receivable		8,632
Property, plant and equipment, net		-
Other assets		51,265
Total Non-Allowable Assets		59,897
Deductions:		
Excess insurance deductible		13,000
Securities haircuts		5,821
Undue concentration		2,665
Total Deductions		21,486
Net Capital	$	1,039,203
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	628,032
Commissions payable		52,053
Total Aggregate Indebtedness	$	680,085
Regulatory Minimum Net Capital		
(Greater of $100,000 or 6 2/3% of Total Aggregate Indebtedness)	$	100,000
Excess Net Capital	$	939,203
Ratio of Aggregate Indebtedness to Net Capital		0.6544 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II-A and the computation contained herein.

CU Investment Solutions LLC
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

CU Investment Solutions LLC
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c 3-3
of the Securities and Exchange Commission
September 30, 2018

The company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3 (k)(2)(ii).